EXPENSE LIMITATION AGREEMENT

Outlook Funds Trust
c/o Atlantic Fund Administration
Three Canal Plaza, Suite 600
Portland, ME 04101

February 24, 2015

3D Printing Fund Advisers, LLC
475 Park Avenue South, 4th Floor
New York, NY 10016

Dear Mr. Meckler:

Pursuant to this Expense Limitation Agreement (the "Agreement"), 3D Printing Fund Advisers, LLC (the "Adviser") agrees to reduce its investment advisory fee and reimburse expenses as necessary to ensure that the total annual fund operating expenses (excluding all taxes, interest, portfolio transaction expenses, dividend and interest expense on short sales, acquired fund fees and expenses, proxy expenses, and extraordinary expenses) for the 3D Printing and Technology Fund (the "Fund") do not exceed 1.25%, 1.50%, 1.50%, and 2.25% per annum for Institutional Shares, Investor Shares, A Shares, and C Shares, respectively (the "Expense Limitation"), through April 30, 2016 (the "Limitation Period"). This Agreement constitutes the whole agreement between the parties and supersedes any previous fee waiver agreement relating to the Fund.

The Fund agrees to repay the Adviser for any advisory fees forgone and any operating expenses of the Fund in excess of the Expense Limitation that the Adviser reimburses under the Expense Limitation, provided that (i) the repayments do not cause the Fund's total operating expenses (excluding all taxes, interest, portfolio transaction expenses, dividend and interest expense on short sales, acquired fund fees and expenses, proxy expenses, and extraordinary expenses) to exceed the current Expense Limitation or the Expense Limitation at the time of the initial waiver and/or reimbursement, (ii) the repayment of any advisory fees waived or expenses reimbursed are made within three years of the date on which they are incurred, and (iii) the recoupment is approved by the Board of Trustees of Outlook Funds Trust (the "Board"). The Adviser understands that it shall look only to the assets attributable to the Fund for performance of this Agreement and for payment of any claim the Adviser may have hereunder, and neither any other series of the Trust, nor any of the Trust's trustees, officers, employees, agents, or shareholders, whether past, present or future, shall be personally liable therefor.

This Agreement is made and to be performed principally in the states of New York and Maine, and except insofar as the Investment Company Act of 1940, as amended, or other federal laws and regulations may be controlling, this Agreement shall be governed by, and construed and enforced in accordance with, the internal laws of the State of Delaware.

This Agreement may only be amended or terminated with the approval of the Board of Trustees of Outlook Funds Trust and will automatically terminate concurrent with the termination of the advisory agreement between the Adviser and the Trust with respect to the Fund; provided, however, that this Agreement shall not terminate in the event of a termination of such advisory agreement as a result of an assignment thereof by the Adviser if a new advisory agreement is entered into by the Trust and the Adviser with respect to the Fund. Unless otherwise amended or terminated, this Agreement will terminate on April 30, 2016.

If you are in agreement with the foregoing, please sign the form of acceptance on the enclosed counterpart hereof and return the same to us.

Very truly yours,

OUTLOOK FUNDS TRUST,

By: /s/ Alan M. Meckler
Name: Alan M. Meckler
Title: President

The foregoing Agreement is hereby accepted as of February 24, 2015.

3D PRINTING FUND ADVISERS, LLC

By: /s/ John M. Meckler
Name: John M. Meckler
Title: Vice President

Signature page to the Expense Limitation Agreement